November 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attention: Irene Barberena-Meissner, Karina Dorin, Robert Babula and Gus Rodriguez

Re:	Swiftmerge Acquisition Corp. AleAnna Energy, LLC Amendment No. 3 to Registration Statement on Form S-4 Filed November 14, 2024 File No. 333-280699

Ladies and Gentlemen:

On behalf of Swiftmerge Acquisition Corp. (the “SPAC”) and AleAnna Energy, LLC (the “Company”, together with the SPAC, the “Co-Registrants”), below is the response of the SPAC and the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 19, 2024, regarding the Co-Registrants’ Amendment No. 3 to Registration Statement on Form S-4 filed with the Commission on November 14, 2024.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Co-Registrants.

Amendment No. 3 to Registration Statement on Form S-4

Notes to Consolidated Financial Statements

Note 13-Natural Gas Producing Activities (Unaudited)

Reserve Information, page F-81

1.	We note your response to prior comment 4 and the expanded reconciliation of changes in proved reserves on page F-81; however, no revision volumes are attributed to changes in sales prices. Footnote (1) explains your drilling activity during the years 2023 and 2022 as the only change in proved reserves; however, the economic limit associated with your proved reserves, as of December 31, 2023 using a volume weighted average sales price of $14.13 per Mcf, would occur sooner than if you used the year-end 2022 volume-weighted average sales price of $24.55. This change in economic limit would correspond to a reduction in the forecasted volume of proved reserves; therefore, you would recognize a negative volume change due to reduced sales prices as of December 31, 2023.

The changes in the standardized measure on page F-83 presents a negative $96.6 million decrease due to prices as of December 31, 2023, and a positive $85.2 million increase due to prices as of December 31, 2022. Please review and revise your disclosure to present the corresponding volume changes in proved reserves associated with the changes in the volume-weighted average sales prices as of December 31, 2023 and December 31, 2022.

In addition, please refer to FASB ASC 932-235-50-5 for a list of significant change categories that should be presented separately in your tabular reconciliation. Note: “Extension and Discoveries” are a separate category from “Revisions of Previous Estimates.”

As all of your reserves are proved undeveloped, this comment also relates to the volume changes in your proved undeveloped reserves presented on page 231.

Response: The Co-Registrants acknowledge the Staff’s comment and respectfully advise the Staff that based on the estimated operating expenses included in the reserves reports, the December 31, 2023 and 2022 natural gas prices are above the break-even price of production such that the full volume of recoverable gas is capable of being produced prior to reaching the economic limit. Therefore, there was no reduction in the forecasted volume of proved reserves due to price changes.

As the Co-Registrants believe the revisions below to be immaterial clarifications and that such information would not materially alter an investor’s decision-making, the Co-Registrants advise the Staff that they will clarify disclosures in future filings accordingly. For illustrative purposes, the Co-Registrants anticipate the revised disclosures would be substantially similar to the following.

Page 231:

Proved Undeveloped Reserves

Our 2023 proved undeveloped reserves increased by approximately 3.9 (106ft3), or approximately 28.4%, compared to 2022. The following table provides a roll-forward of our proved undeveloped reserves.

Proved Undeveloped Reserves
(10[6]ft3)
Balance at January 1, 2023	13,778
Extensions(1)	3,911
Discoveries(1)	—
Changes in sales prices(2)	—
Other additions(1)	—
Revisions of previous estimates	—
Balance at December 31, 2023	17,689

(1)	Increases from extensions are solely related to the Company’s recent Longanesi development drilling. Recent drilling activity consisted of the following: drilling of two gross Longanesi development wells (0.67 net wells to AleAnna’s interest) during the year ended December 31, 2022, and drilling of one gross Longanesi development well (0.335 net to AleAnna’s interest) during the year ended December 31, 2023. The 3,911 10[6]ft3 of reserves added during the year ended December 31, 2023 relate to the drilling of one gross Longanesi development well (0.335 net to AleAnna’s interest) during the year ended December 31, 2023.We had no other exploratory or development drilling during the years ended December 31, 2023 or 2022. The Company also had no other additions during the year ended December 31, 2023.
(2)	AleAnna’s existing reserves were considered economic and were expected to be recovered at the volume-weighted average price attributable to the estimated proved reserves of $14.13 and $24.55 per thousand cubic feet of gas for the year ended December 31, 2023, and 2022. Per the December 31, 2023 and 2022 reserves reports, the full volume of total proved undeveloped reserves is produced within the economic limit of the reservoir despite the significant change in prices year over year. Based on the estimated operating expenses included in the reserves reports, the December 31, 2023 and 2022 natural gas prices are above the break-even price of production such that the full volume of recoverable gas is capable of being produced prior to reaching the economic limit. As a result, there were no revisions to volumes in either year as a result of changes in sales prices during the years ended December 31, 2023 and 2022.

Page F-81:

Reserve Information

Proved developed reserves represent only those reserves expected to be recovered from existing wells and support equipment. Proved undeveloped reserves represent proved reserves expected to be recovered from new wells after substantial development costs are incurred.

The net reserve information disclosed herein encompasses only the Company’s proved undeveloped Gradizza, Longanesi, and Trava discoveries. Other probable and possible reserves related to Gradizza, Longanesi, and Trava have been excluded. Other prospective resources related to AleAnna’s additional exploration prospects beyond Gradizza, Longanesi, and Trava have also been excluded. The following table summarizes estimated net natural gas reserves in millions of cubic feet.

	December 31,
	2023	2024
	(10[6]ft3)
Natural gas
Proved developed and undeveloped reserves:
Balance at January 1	13,778	11,735
Extensions(1)	3,911	2,043
Discoveries(1)	—	—
Changes in sales prices(2)	—	—
Other additions(1)	—	—
Revisions of previous estimates	—	—
Balance at December 31	17,689	13,778
Proved developed reserves:
Balance at January 1	—	—
Balance at December 31	—	—
Proved undeveloped reserves:
Balance at January 1	13,778	11,735
Extensions(1)	3,911	2,043
Discoveries(1)	—	—
Changes in sales prices(2)	—	—
Other additions(1)	—	—
Revisions of previous estimates	—	—
Balance at December 31	17,689	13,778

(1)	Increases from extensions are solely related to the Company’s recent Longanesi development drilling. Recent drilling activity consisted of the following: drilling of two gross Longanesi development wells (0.67 net wells to AleAnna’s interest) during the year ended December 31, 2022, and drilling of one gross Longanesi development well (0.335 net to AleAnna’s interest) during the year ended December 31, 2023. The 2,043 10[6]ft3 of reserves added during the year ended December 31, 2022 relate to the drilling of two gross Longanesi development wells (0.67 net wells to AleAnna’s interest) during the year ended December 31, 2022. The 3,911 10[6]ft3 of reserves added during the year ended December 31, 2023 relate to the drilling of one gross Longanesi development well (0.335 net to AleAnna’s interest) during the year ended December 31, 2023. There were no other positive or negative revisions to reserves other than the reserves added as a result of drilling. We had no other exploratory or development drilling during the years ended December 31, 2023 or 2022. The Company also had no other additions during the years ended December 31, 2023 or 2022.
(2)	AleAnna’s existing reserves were considered economic and were expected to be recovered at the volume-weighted average price attributable to the estimated proved reserves of $14.13 and $24.55 per thousand cubic feet of gas for the year ended December 31, 2023, and 2022. Per the December 31, 2023 and 2022 reserves reports, the full volume of total proved undeveloped reserves is produced within the economic limit of the reservoir despite the significant change in prices year over year. Based on the estimated operating expenses included in the reserves reports, the December 31, 2023 and 2022 natural gas prices are above the break-even price of production such that the full volume of recoverable gas is capable of being produced prior to reaching the economic limit. As a result, there were no revisions to volumes in either year as a result of changes in sales prices during the years ended December 31, 2023 and 2022.

Page F-83:

NOTE 13 — NATURAL GAS PRODUCING ACTIVITIES (UNAUDITED)

The following table summarizes the aggregate change in the standardized measure of discounted future net cash flows for individually significant sources of change (in thousands).

	December 31,
	2023	2022
Beginning standardized measure of discounted future net cash flows	$90,474	$4,984
Net change in sales prices related to future production(1)	(96,635)	85,224
Net change due to extensions(2)	51,044	11,050
Previously estimated development costs incurred during the period	3,281	7,943
Net change in income taxes	21,579	(19,164)
Accretion of discount	181	437
Revisions of previous estimates(1)	$—	$—
Aggregate change in the standardized measure of discounted future net cash flows(3)	(20,550)	85,490
Ending standardized measure of discounted future net cash flows	$69,924	$90,474

(1)	Gas prices are based on a reference price. Gross gas price is calculated as the unweighted arithmetic average of the first day-of-the-month price for each month within a 12-month period prior to the end of the reporting period. The volume-weighted average price attributable to the estimated proved reserves was $14.13 and $24.55 per thousand cubic feet of gas for the year ended December 31, 2023, and 2022, respectively. AleAnna’s existing reserves were considered economic and were expected to be recovered at the volume-weighted average price attributable to the estimated proved reserves of $14.13 and $24.55 per thousand cubic feet of gas for the year ended December 31, 2023, and 2022. Per the December 31, 2023 and 2022 reserves reports, the full volume of total proved undeveloped reserves is produced within the economic limit of the reservoir despite the significant change in prices year over year. Based on the estimated operating expenses included in the reserves reports, the December 31, 2023 and 2022 natural gas prices are above the break-even price of production such that the full volume of recoverable gas is capable of being produced prior to reaching the economic limit. As a result, there were no revisions to volumes in either year as a result of changes in sales prices during the years ended December 31, 2023 and 2022.
(2)	Increases from extensions are solely related to the Company’s recent Longanesi development drilling. Recent drilling activity consisted of the following: drilling of two gross Longanesi development wells (0.67 net wells to AleAnna’s interest) during the year ended December 31, 2022, and drilling of one gross Longanesi development well (0.335 net to AleAnna’s interest) during the year ended December 31, 2023. The 2,043 10[6]ft3 of reserves added during the year ended December 31, 2022 relate to the drilling of two gross Longanesi development wells (0.67 net wells to AleAnna’s interest) during the year ended December 31, 2022. The 3,911 10[6]ft3 of reserves added during the year ended December 31, 2023 relate to the drilling of one gross Longanesi development well (0.335 net to AleAnna’s interest) during the year ended December 31, 2023. There were no other positive or negative revisions to reserves other than the reserves added as a result of drilling. We had no other exploratory or development drilling during the years ended December 31, 2023 or 2022. AleAnna’s existing reserves were considered economic and were expected to be recovered at the volume-weighted average price attributable to the estimated proved reserves of $14.13 and $24.55 per thousand cubic feet of gas for the year ended December 31, 2023, and 2022. As a result, there were no revisions to volumes in either year as a result of changes in sales prices during the years ended December 31, 2023 and 2022. The Company also had no other additions during the years ended December 31, 2023 or 2022.
(3)	From December 31, 2021 to December 31, 2022, the standardized measure of discounted future net cash flows increased due to both the increase in reserves from extensions as well as an increase in the volume-weighted average price attributable to the estimated proved reserves. From December 31, 2022 to December 31, 2023, the standardized measure of discounted future net cash flows decreases as a result of lower prices as noted immediately above in footnote 1. The decrease in price more than offset the increase in reserves from extensions during the year ended December 31, 2023, resulting in a net decrease to the standardized measure of discounted future cash flows from December 31, 2022 to December 31, 2023.

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at 954-768-8209.

Very truly yours,

/s/ Grant J. Levine
Grant J. Levine
Greenberg Traurig, LLP

cc:	Tristan Yopp, Chief Financial Officer of AleAnna Energy, LLC
Jennifer T. Wisinski, Esq., Haynes and Boone, LLP
Stephen W. Grant Jr., Esq., Haynes and Boone, LLP
John Bremner, Chief Executive Officer of Swiftmerge Acquisition Corp.
Mark Selinger, Esq., Greenberg Traurig, LLP
Adam Namoury, Esq., Greenberg Traurig, LLP

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